CHARLENE A. GRANT
Assistant Vice President
Insurance Counsel
Law Department
Phone: 949-219-7286
Fax: 949-219-6952
Charlene.Grant@pacificlife.com
October 25, 2007
Mr. William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0506

Re:	Template Filing/Request pursuant to Rule 485(b)(1)(vii), to file post-effective amendments for certain variable annuity contracts pursuant to Rule 485(b)
Dear Mr. Kotapish:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Pacific Life & Annuity Company (“PL&A”), Pacific Select Variable Annuity Separate Account of Pacific Life, Separate Account A of Pacific Life, Separate Account A of PL&A (hereinafter collectively referred to as “Separate Accounts”), and Pacific Select Distributors, Inc., this letter serves as a request to file post-effective amendments pursuant to Rule 485(b) for certain Pacific Life and PL&A contracts.
On October 25, 2007, pursuant to Rule 485(a), we filed Post-Effective Amendment No. 1 (“Template Filing”) to the Pacific Explorer (File No. 333-141135) variable annuity registration statement which contains new optional benefit riders called the “Guaranteed Protection Advantage 3 Rider” and the “Flexible Lifetime Income Rider II” (“New Disclosure”).
Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, we are requesting approval to file post-effective amendments to other variable annuity registration statements (“Replicate Filings”), to be filed with the Commission on Form N-4 issued by Pacific Life or PL&A, pursuant to paragraph (b) of Rule 485, to go effective immediately or as otherwise permitted by paragraph (b), if they contain New Disclosure that is substantially identical to the disclosure in the Template Filing. Such approval is sought for the registration statements noted below.
VARIABLE ANNUITY CONTRACTS:

Product	SEC File No.	Separate Account
Pacific Value	333-60833	Separate Account A of Pacific Life

Pacific One and Pacific One Select	033-88458	Separate Account A of Pacific Life

U.S. Securities and Exchange Commission
October 25, 2007

Product	SEC File No.	Separate Account
Pacific Voyages	333-136597	Separate Account A of Pacific Life

Pacific Dynamix	333-140881	Separate Account A of Pacific Life

Pacific Journey	333-145822	Separate Account A of Pacific Life

Pacific Portfolios and Pacific Portfolios for Chase	033-88460	Separate Account A of Pacific Life

Pacific Innovations and Pacific Innovations Select	333-93059	Separate Account A of Pacific Life

Pacific Odyssey	333-53040	Separate Account A of Pacific Life

Pacific Select Variable Annuity	033-32704	Pacific Select Variable Annuity Separate Account of Pacific Life

Pacific Voyages	333-136598	Separate Account A of PL&A

Pacific Value	333-107571	Separate Account A of PL&A

Pacific Innovations Select	333-71081	Separate Account A of PL&A

Pacific Dynamix	333-140986	Separate Account A of PL&A

Pacific Explorer	333-141136	Separate Account A of PL&A

Pacific Journey	333-145824	Separate Account A of PL&A

Pacific Odyssey	333-100907	Separate Account A of PL&A

Pacific Portfolios and Pacific Portfolios for Chase	333-122914	Separate Account A of PL&A

U.S. Securities and Exchange Commission
October 25, 2007

In connection with the Template Filing, Pacific Life, on behalf of itself, PL&A, the Separate Accounts and Pacific Select Distributors, Inc. represents the following:
1.	The New Disclosure contained in the Template Filing is substantially identical in all material respects to the Replicate Filings for which the template will serve as a basis. The Template Filing is a fair representation of the optional Guaranteed Protection Advantage 3 and Flexible Lifetime Income Rider II disclosure such that each Replicate Filing will be sufficiently similar to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

2.	Because the Replicate Filings are substantially identical to the Template Filing, Pacific Life will be able to revise the Replicate Filings effectively in response to the SEC Staff’s comments to the Template Filing.

3.	Pacific Life will make such changes to the Replicate Filings to reflect any changes it makes to the Template Filing in response to the SEC Staff’s comments.

4.	When the other filings are made pursuant to Rule 485(b) based upon the Template Filing and the SEC Staff’s comments thereto, such filings will not contain any changes other than items otherwise eligible for filing pursuant to Rule 485(b).
If the Staff has any questions or concerns regarding this proposed approach, please contact me at (949) 219-7286 at your earliest convenience.
Sincerely,
/s/ CHARLENE A. GRANT
Charlene A. Grant
Cc: Michael L. Kosoff